PATTON BOGGS LLP 2001 ROSS AVENUE, SUITE 3000 DALLAS, TEXAS 75201 214-758-1550
October 12, 2005
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	John Reynolds Assistant Director Division of Corporation Finance

Re:	JK Acquisition Corp. Amendment No. 5 to Registration Statement on Form S-1 Registration Statement No. 333-125211
Dear Mr. Reynolds:
     JK Acquisition Corp. (the “Company”) has previously filed with the Commission our responses to your letter dated August 1, 2005 (the “Comment Letter”) in connection with Amendment No. 3 to the above referenced Registration Statement (the “Registration Statement”). The numbered paragraph below corresponds to the numbered comment set forth in the Comment Letter. We have also previously filed with the Commission Amendment No. 5 to the Registration Statement on September 23, 2005, and consequently need to amend our prior response to your comment No. 1 in the Comment Letter. Within our amended and restated response, page references are to the pages in the Prospectus included in the Registration Statement filed with the Commission on September 23, 2005.
Prospectus Cover Page
1.	We note that you will seek listing on the American Stock Exchange. Please advise us of the basis for the noted disclosure. Advise us of the standard you seek to list under and how you satisfy the criteria under such standard.
RESPONSE: We applied for listing on the American Stock Exchange, Inc. (“AMEX”) under Initial Listing Standard 3 as set forth in Section 101(c) of the AMEX Company Guide. With respect to the American Stock Exchange’s Initial Listing Standard 3 (see Part I, Section 101(c) of the AMEX Company Guide), the Company shall satisfy the following criteria to meet such listing standard’s requirements:

     (1) Size—Stockholders’ Equity of at least $4,000,000. As noted on pages 7 and 23 of the Prospectus, after giving effect to the sale of the Units in the Offering, the Company shall have approximately $45.6 million of Stockholders’ Equity.
     (2) Total Value of Market Capitalization—$50,000,000. As noted in the Capitalization table on page 23 of the Prospectus, after giving effect to the sale of the Units in the Offering, the Company’s market capitalization shall exceed $56.5 million.
     (3) Aggregate Market Value of Publicly Held Shares—$15,000,000. After giving effect to the sale of the Units in the Offering, the aggregate market value of the publicly held shares of the Company shall exceed $69.0 million (based on 11,500,000 Units being registered and sold at $6.00 per Unit).
     (4) Distribution (see Section 102(a) of the AMEX Company Guide) — After giving effect to the sale of the Units, the Company expects it shall have publicly distributed (i) a minimum of 500,000 Units to at least 800 public shareholders or (ii) a minimum of 1,000,000 Units to at least 400 public shareholders.
     The Company appreciates the Staff’s comments with respect to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (214) 758-1515.

Very truly yours, PATTON BOGGS LLP
By:	/s/ Fred S. Stovall

cc:	James P. Wilson Keith D. Spickelmier Elizabeth R. Hughes Christopher A. Freeman